Hogan Lovells US LLP 1601 Wewatta Street, Suite 900 Denver, CO 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com

February 25, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	David M. Plattner, Special Counsel, Office of Mergers and Acquisitions

Re:	Taronis Fuels, Inc.
PREC14A filed by Thomas Wetherald and Tobias Welo Filed February 12, 2021 File No. 000-56101

Ladies and Gentlemen:

On behalf of Thomas Wetherald and Tobias Welo (the “Concerned Shareholders”), we hereby submit this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 19, 2021, with respect to the preliminary consent solicitation statement that was filed by the Concerned Shareholders with the Commission on February 12, 2021.

In response to the Staff’s comments, the Concerned Shareholders have filed via EDGAR a revised preliminary consent solicitation statement (the “Consent Statement”). Set forth below in bold are the Staff’s comments, followed immediately by the Concerned Shareholders’ responses. In addition to addressing the Staff’s comments, the Concerned Shareholders have revised the Consent Statement to update certain other disclosures.

General

1.

Section 14(a), by its terms, applies to “any person” who solicits or “permit[s] the use of his name to solicit any proxy or consent…” and requires such persons to comply with Regulation 14A. Please revise the cover page of Schedule 14A to identify every participant in the solicitation as determined under Instruction 3 to Item 4 of Schedule 14A as a person filing the proxy statement. At present, only Thomas Wetherald and Tobias Welo have been identified as the persons filing the proxy statement. In addition, please ensure that complete disclosure under Items 4(b) and 5(b) of Schedule 14A is provided for each of the five participants.

Response: In response to the Staff’s comment, the Consent Statement has been revised to identify each of Thomas Wetherald, Tobias Welo, Mary Pat Thompson, Sergey Vasnetsov and Andrew McCormick as persons filing the Consent Statement. In addition, the Consent Statement provides disclosure under Items 4(b) and 5(b) of Schedule 14A for each of the five participants.

United States Securities and Exchange Commission

February 25, 2021

2.

We note the Schedule 13D filing made by the Concerned Shareholders on February 16, 2021. Given Ms. Thompson’s connection to the Concerned Shareholders and participation in the solicitation, as well as her beneficial ownership interest in the Company, please provide your legal analysis as to why she has not been identified as a reporting person on the Schedule 13D. See Section 13(d)(3).

Response: In response to the Staff’s comment, Mr. Wetherald, Mr. Welo and Ms. Thompson have filed Amendment No. 1 to the Schedule 13D adding Ms. Thompson as a reporting person thereunder.

3.

Please advise us, with a view towards disclosure, whether the removal of the current directors and election of your director nominees is likely to result in a change of control as defined under any of the Company’s organizational documents, executive compensation arrangements, or debt instruments. If so, please describe the potential effects in your revised proxy statement.

Response: In response to the Staff’s comment, beginning on page 21 under the heading “Effect of Removal of Incumbent Directors and Election of Nominees”, the Consent Statement discloses that the removal of the incumbent directors and the election of the director nominees will likely constitute a change in control or corporate transaction under certain agreements and arrangements of Taronis Fuels and the effects of a change in control or corporate transaction under such agreements and arrangements.

4.

Please address in your disclosure the effect of a situation in which the Removal Proposal is approved but the Election Proposal is not approved, or in which the latter is only approved with respect to certain nominees.

Response: In response to the Staff’s comment, the Concerned Shareholders have revised page 21 of the Consent Statement to disclose the effect of a situation in which the Removal Proposal is approved but the Election Proposal is not approved, or in which the Election Proposal is only approved with respect to only certain nominees.

5.

With respect to Proposals 2 and 3, we note your statements on pages 16-17 relating to the alleged deficiencies under Delaware law of existing provisions in the Bylaws. Please also include similar disclosure on pages 4-5 and/or a cross-reference to the disclosure on pages 16-17. To the extent you have pursued litigation in Delaware on these points, please disclose.

Response: In response to the Staff’s comment, the Concerned Shareholders have added disclosure on page 5 of the Consent Statement concerning the alleged deficiencies under Delaware law of the existing Bylaw provisions. The Concerned Shareholders have not pursued litigation in Delaware on these points.

United States Securities and Exchange Commission

February 25, 2021

6.

Disclosure on page 5 regarding Proposal 5 refers to “the next annual meeting,” while the form of proxy refers to the “2022 annual meeting.” Please clarify and/or provide additional disclosure regarding the possibility of an annual meeting being held in 2021.

Response: In response to the Staff’s comment, the Concerned Shareholders have revised the applicable disclosure to reference the “2022 annual meeting” consistently. In addition, the Concerned Shareholders have added disclosure to page 19 of the Consent Statement that if the Nominees are elected, they intend to call the next annual meeting of shareholders in 2022.

7.

We note disclosure in the filing that indicates that only Proposal 5 is conditioned on another Proposal. The penultimate sentence on page 5 could suggest, however, that each Proposal may be conditioned on the others. Please revise to remove any such implication.

Response: In response to the Staff’s comment, the Concerned Shareholders have revised the disclosure on page 5 of the Consent Statement to remove the implication that each Proposal may be conditioned on the others.

8.	On page 6, please include disclosure regarding Ms. Thompson’s shares and her intentions with respect to consent.

Response: In response to the Staff’s comment, the Concerned Shareholders have added disclosure on page 6 regarding the beneficial ownership of shares by the Group, which includes Ms. Thompson, and the Group’s intention with respect to consent.

9.

On page 15, we note the following disclosure: “We are not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.” Please include that same statement on page 5.

Response: In response to the Staff’s comment, the Concerned Shareholders have added this statement to page 5 of the Consent Statement.

10.

Please consistently state throughout the document that a signed written consent was delivered to Taronis on February 12, 2021, if indeed that was the case. Relatedly, it would appear that April 13, 2021 would then constitute the 60-day deadline for delivering consents. Please provide such disclosure accordingly.

Response: In response to the Staff’s comment, the Concerned Shareholders have revised the Consent Statement to disclose consistently that Mr. Wetherald first delivered a signed written consent to Taronis Fuels on February 12, 2021, and that April 13, 2021 is the 60-day deadline for delivering consents.

United States Securities and Exchange Commission

February 25, 2021

11.

On the page labeled “Important,” just before the form of proxy, please remove the statement “Tell your Board what you Think!”, as such statement may confuse shareholders by implying that the consent solicitation is being delivered by the Board, and not by the dissident shareholders.

Response: In response to the Staff’s comment, the Concerned Shareholders have removed this statement from the Consent Statement.

12.

On that same page labeled “Important,” we note the following disclosure: “You may cancel any consent revocation card already sent to Taronis by signing, dating and mailing the enclosed WHITE consent card in the Postage-paid envelope provided or by giving consent by telephone or Internet.” Other disclosure in the filing, including earlier on that same page, indicates that consent by telephone or Internet may not work in the case of some, or even most, brokers and custodians. Please clarify and present the information consistently throughout the filing.

Response: In response to the Staff’s comment, the Concerned Shareholders have revised the page labeled “Important” to clarify that providing a subsequent consent by telephone or Internet is only available if a shareholder’s bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, and that most brokerage firms do not allow consent instructions to be given by telephone or Internet.

Reasons for our Solicitation, page 13

13.	We note the disclosure on page 13 that states that various directors “took” cash in 2018. Please clarify whether this refers to compensation for services rendered, or something else.

Response: In response to the Staff’s comment, the Concerned Shareholders have revised the disclosure on page 13 of the Consent Statement to clarify that Taronis Technologies paid the cash compensation to Mr. Dingess, Mr. Staunton and Mr. Pollack as board fees.

Proposal 4 – The Removal Proposal, page 18

14.

Please explain why the final paragraph of this section refers to the number of shares needed to approve Proposal 4, whereas other Proposals do not include similar disclosure. In this regard, we note disclosure elsewhere in the filing that states that the relevant threshold for approval is “the affirmative consent of the holders of a majority of the shares of outstanding voting securities as of the close of business on the Record Date.”

Response: In response to the Staff’s comment, the Concerned Shareholders have removed the final paragraph from page 18 of the Consent Statement.

United States Securities and Exchange Commission

February 25, 2021

Proposal 5 – The Election Proposal, page 19

15.	Please disclose Mr. Vasnetsov’s present principal occupation or employment. See Item 5(b)(1)(ii) of Schedule 14A.

Response: The Concerned Shareholders respectfully acknowledge the Staff’s comment and are confirming with Mr. Vasnetsov his present principal occupation or employment, which will be disclosed in a future amended preliminary or definitive Consent Statement.

Consent Procedures, page 21

16.	It appears that the reference to Section 223(b) of the DGCL should in fact be a reference to Section 213(b). Please revise, or advise.

Response: In response to the Staff’s comment, the Concerned Shareholders have revised the reference on page 23 of the Consent Statement to Section 213(b) of the DGCL.

* *

United States Securities and Exchange Commission

February 25, 2021

Please do not hesitate to contact the undersigned at (303) 454-2449 if you have any questions or would like any additional information.

Sincerely,

/s/ David R. Crandall
David R. Crandall

cc:	Thomas Wetherald
Tobias Welo